

July 15, 2013

Via E-mail
Tonya L. Marshall
Executive Vice President, General Counsel and Secretary
Third Point Reinsurance Ltd.
The Waterfront, Chesney House
96 Pitts Bay Road
Pembroke HM 08 Bermuda

>   **Re: Third Point Reinsurance Ltd.**
>   **Amendment # 2 to Confidential Draft Registration Statement on Form S-1**
>   **Submitted July 9, 2013**
>   **CIK No. 0001576018**

Dear Ms. Marshall:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Your response to our prior comment #1 is under review by the Division of Investment Management. Please note that we may issue additional comments after the Division of Investment Management completes its review.

United States persons who own our shares may be subject to . . . , page 38

2. Please expand the second paragraph of your risk factor to clarify that tax counsel is not able to opine as to your PFIC status due to the absence of applicable authority regarding the Insurance Company Exception and the dependence of the Group's PFIC status on the actual operational results and other relevant facts for each taxable year.

3. We note that you state on page 175 that if a U.S. Holder holds your shares during any taxable year in which you and Third Point Re are treated as PFICs, such shares will generally be treated as stock in a PFIC for all subsequent years. Please expand your risk factor disclosure to include this information.

Certain Tax Considerations

United States Federal Income Tax Considerations, page 171

4. We note your reference to "this Memorandum" on page 171. Please amend your disclosure to clarify that you are referring to this prospectus. Alternatively, please amend your disclosure to explain the Memorandum to which you are referring.

5. Please delete the clause on page 171 stating that "nor has any opinion of counsel been rendered."

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Steven J. Slutsky
        Debevoise & Plimpton LLP
        919 Third Avenue
        New York, NY 10022